Exhibit 99.1

NEWEGG COMMERCE, INC.

THIRD AMENDMENT

TO THE

AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

This Third Amendment to the Amended and Restated Shareholders Agreement, dated as of August 13, 2025 (the “Third Amendment”), is made by and among (i) Newegg Commerce, Inc., a British Virgin Islands company (the “Company”), (ii) Fred Chang (“Mr. Chang”), an individual in his capacity as the Minority Representative, (iii) Digital Grid (Hong Kong) Technology Co., Limited (“Digital Grid”), Hangzhou Lianluo Interactive Technology Co., Ltd. (“Hangzhou Lianluo”), and Hyperfinite Galaxy Holding Limited (“Hyperfinite,” and together with Digital Grid and Hangzhou Lianluo, “Lianluo”), and (iv) such other Persons whose names appear on the signature pages hereto (collectively, the “Newegg Shareholders”). Each of the parties hereto is sometimes referred to collectively as the “Parties” in this Third Amendment. All capitalized terms used but not defined herein shall have the meanings as defined in the Shareholders Agreement (as defined below), unless otherwise provided.

RECITALS

WHEREAS, Newegg Inc., a Delaware corporation (“Newegg Delaware”), Digital Grid (Hong Kong) Technology Co., Limited, a Hong Kong company, and certain Newegg Delaware stockholders entered into that certain Stockholders Agreement on March 30, 2017 (the “Original Agreement”);

WHEREAS, Newegg Delaware, the Company (under its former name of Lianluo Smart Limited), and Lightning Delaware Sub, Inc., a Delaware corporation, entered into that certain Agreement and Plan of Merger dated October 23, 2020 (the “Merger Agreement”);

WHEREAS, as a condition to the closing of the transactions contemplated by the Merger Agreement, the Original Agreement was amended and restated by that certain Amended and Restated Shareholders Agreement with an effective date of May 19, 2021 (the “Shareholders Agreement”);

WHEREAS, the Parties by that certain First Amendment and Second Amendment to the Amended and Restated Shareholders Agreement, dated March 22, 2022 (the “Prior Amendments”), subsequently amended the Shareholders Agreement so that the Company’s Right of First Refusal contained in Section 1.03 of the Shareholders Agreement applied only to 80% of the shares of the Company’s common stock that are subject to such Right of First Refusal collectively owned by each Principal Shareholder and its Affiliates, as calculated on May 19, 2021.

WHEREAS, the Parties now wish to further amend the Shareholders Agreement to modify the Right of First Refusal contained in Section 1.03 of the Shareholders Agreement so that it shall not apply to an additional amount of shares of the Company’s common stock as provided herein (measured after giving effect to the 20-for-1 reverse stock split that occurred on April 7, 2025).

NOW THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound agree as follows:

1.	Section 1.03(a) of the Shareholders Agreement, as previously amended, is hereby amended and restated in full such that it reads as follows:

In the event that any Principal Shareholder or any of its Affiliates (a “Transferring Shareholder”) receives a bona fide offer from one or more Persons other than an Affiliate Transferee (each, a “Third Party Purchaser”) to acquire any or all of its or its Affiliates’ Company Shares (subject to the proviso below, the “ROFR Shares”), and such Transferring Shareholder desires to Transfer any or all of such ROFR Shares to such Third Party Purchaser pursuant to such bona fide offer (a “ROFR Sale”), then (i) the Company shall have the right (a “ROFR Right”), but not the obligation, to elect to purchase all (and not less than all) of the ROFR Shares proposed to be Transferred to the Third Party Purchaser, at the same price, and on the same terms and conditions offered by the Third Party Purchaser (the “ROFR Terms”), (ii) in the event the Company does not deliver a ROFR Exercise Notice during the Company ROFR Exercise Period, or delivers a ROFR Exercise Notice for less than all of the ROFR Shares, then each of the Principal Shareholders other than the Transferring Shareholders (each, a “ROFR Shareholder”) shall have a ROFR Right to elect to purchase all (and not less than all) of its Pro Rata Share of the ROFR Shares proposed to be Transferred to the Third Party Purchaser on the ROFR Terms; provided, however, that, with respect to each Principal Shareholder, the first thirty-five point two-eight percent (35.28%) of the Company Shares collectively held by such Principal Shareholder and its Affiliates as of May 19, 2021, that is proposed to be Transferred by such Principal Shareholder to a Third Party Purchaser, shall not be ROFR Shares and shall not be subject to the ROFR Rights (for avoidance of doubt, (i) the first thirty-five point two-eight percent (35.28%) of the Company Shares collectively held by Mr. Chang and his Affiliates as of May 19, 2021 shall be the Company Shares listed on Schedule A hereto, and Mr. Chang represents and warrants that the information in Schedule A is accurate as of the date hereof, and (ii) the first thirty-five point two-eight percent (35.28%) of the Company Shares collectively held by Lianluo and its Affiliate as of May 19, 2021 shall be the Company Shares collectively held by Digital Grid, Hangzhou Lianluo, Hyperfinite and Mr. Zhitao He as of May 19, 2021). As used in this Section 1.03, the term “ROFR Right” shall include any ROFR Right held by the Company and any ROFR Right held by any ROFR Shareholder, unless the context clearly indicates otherwise. In the event that a ROFR Sale is in exchange for non-cash consideration, then the ROFR Right shall be exercisable based on the Fair Market Value of such non-cash consideration.

2.	Except as explicitly amended by this Third Amendment, the terms of the Shareholders Agreement shall remain in full force and effect. In particular but without limitation, nothing contained in this Third Amendment or the Prior Amendments shall impair or limit the terms of Article III of the Shareholders Agreement.

3.	Nothing in this Third Amendment shall be construed to waive or limit the effect of, or compliance with, the Company’s then-current Insider Trading Policy.

IN WITNESS WHEREOF, the Parties have caused this Third Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

Newegg Commerce, Inc.

By:	/s/ Anthony Chow
Name:	Anthony Chow
Title:	Chief Executive Officer

Digital Grid (Hong Kong) Technology Co., Limited

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Authorized Person

Hangzhou Lianluo Interactive Technology Co., Ltd.

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Authorized Person

Hyperfinite Galaxy Holding Limited

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Authorized Person

/s/ Fred Chang
Fred Chang, as Minority Representative

Tekhill USA LLC

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Managing Member

Schedule A

The Shares of Common Stock owned by Fred Chang and his Affiliate that are Exempt from Right of First Refusal provided under Section 1.03.

Trading	Trading Date	Post-Split Shares	Total number of shares owned by Mr. Chang on May 19, 2021
OTW	9/14/2021 - 12/17/2021	17,809
OTW	9/6/2022 - 9/23/2022	31,150
10B5-1	10/31/2022 - 10/30/2023	276,100
10B5-1	10/31/2023 - 10/30/2024	278,300
10B5-1	1/31/2025 - 5/22/2025	85,800
OTW	5/22/2025 - 6/2/2025	630,156
EWB	6/23/2025 - 6/27/2025	662,408
August 2025 Third Amendment	Additional Shares exempt from ROFR	350,000
	Total	2,331,723	6,624,083